Management's Discussion and Analysis
For the three and nine months ended September 30, 2017

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its subsidiaries for the three and nine months ended September 30, 2017 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2017. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 7, 2017, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine, a 4% gold and silver stream on the Brucejack gold and silver mine and a silver stream on the Gibraltar mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. The Company also owns a portfolio of royalties, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada and the U.S.A. In addition, the Company invests in equities of exploration, development and royalty companies.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of mineral reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – Third quarter of 2017

  Acquisition of a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) for $1.1 billion consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile;
  Record quarterly gold equivalent ounces (“GEOs”) earned of 16,6641 (65% increase compared to Q3 20162 );
  Record quarterly revenues from royalties and streams of $26.1 million ($68.2 million including offtakes) (48% increase compared to Q3 2016; 288% increase including offtakes);
  Net cash flows provided by operating activities of $1.1 million (compared to $15.0 million in Q3 2016);
  Net earnings attributable to Osisko’s shareholders of $6.7 million, $0.05 per basic share (compared to $17.7 million, $0.17 per basic share in Q3 2016);
  Adjusted earnings3 of $8.0 million, $0.06 per basic share3 (compared to $12.0 million, $0.11 per basic share in Q3 2016); and
  Declaration of a quarterly dividend of $0.05 per common share payable on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017, representing a 25% increase from the previous quarter.

Highlights – Subsequent to September 30, 2017

  Entered into a private subscription agreement with Dalradian Resources Inc. (“Dalradian”) where Osisko will invest $28.2 million in common shares of Dalradian;
  Completed a bought deal offering of convertible senior unsecured debentures of $300 million; and
  Declared a quarterly dividend of $0.05 per common share payable on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017.
___________________________________________
[1]

GEOs include royalties, streams and offtakes. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.

[2]	Three months ended September 30, 2016 or third quarter of 2016 (“Q3 2016”).
[3]

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Business Combination

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 6 streams and 7 precious metal offtakes for $1.1 billion. The acquisition price was comprised of US$505.6 million ($631.1 million) in cash consideration, which includes an estimate of US$5.0 million ($6.1 million) adjustment for the acquired working capital, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The combination of Osisko and Orion’s portfolios results in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. Osisko also acquired an international structure and has established presence in Bermuda through the Transaction. On September 1, 2017, Mr. Michael Spencer was hired as Managing Director of Osisko Bermuda Limited (“OBL”), a wholly owned subsidiary of Osisko. Mr. Spencer was previously Vice President, Investment and Merchant Banking at Maxit Capital where he worked from 2014 to 2017.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $190,000 ($139,000 net of income taxes) were incurred for the financing.

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. held respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding at the closing of the Transaction on July 31, 2017.

Osisko also drew US$118 million ($147.3 million) under its revolving credit facility with the National Bank of Canada and Bank of Montreal, settled the foreign exchange forward contracts by disbursing $275 million to acquire US$204.0 million and paid US$183.6 million ($229.9 million) from Osisko’s current cash and cash equivalents balance.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Orion’s Portfolio meets the definition of a business combination. Consequently, the transaction has been recorded as a business combination with Osisko as the acquirer.

The assets acquired and the liabilities assumed were recorded at their preliminary estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The transaction costs related to the acquisition were expensed under business development expenses and amounted to $8.9 million, of which $7.8 million are included in the consolidated statement of income for the three months ended September 30, 2017.

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets of Orion’s Portfolio. Some information to confirm fair value of certain assets, mainly the royalty, stream and other interests, are still to be confirmed. The allocation is expected to be completed by December 31, 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

The table below presents the preliminary purchase price allocation:

Consideration paid	$

Cash(1)	649,375
Issuance of 30,906,594 common shares(2)	445,333
1,094,708

Net assets acquired	$

Cash and cash equivalents	8,707
Other current assets	1,217
Royalty, stream and other interests	1,116,204
Current liabilities	(435)
Deferred income tax liability	(30,985)
1,094,708

(1)	Including the net loss on settlement of derivative financial instruments (cash flow hedges) of $18.2 million.
(2)

The fair value of the consideration paid in common shares represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account the twelve-month restrictions on their sales.

Main interests acquired

Renard (Stornoway Diamond Corporation)

The Renard diamond mine is operated by Stornoway Diamond Corporation (“Stornoway”) and is Québec's first and Canada's sixth producing diamond mine. It is located approximately 250 kilometres north of the Cree community of Mistissini and 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. Construction on the mine commenced on July 10, 2014, and commercial production was declared on January 1, 2017. The term of the Renard streaming for the forward sale of diamonds is until July 8, 2054, with automatic renewals for additional terms of 10 years each, subject to the Renard buyers' right to terminate. Under the terms of the Renard streaming agreement, Osisko is entitled to 9.6% of the Renard diamond mine production in exchange for payments of US$50 per carat, subject to an increase of 1% annually after January 1, 2020.

On November 2, 2017, Stornoway announced that during the third quarter, 506,381 tonnes of ore were processed compared to the plan of 540,000 tonnes (-6%). However, better than expected ore grades in the Renard 2-Renard 3 open pit led to higher diamond production than planned, with 442,154 carats produced at 87 carats per hundred tonnes (“cpht”) compared to 422,475 carats at 78 cpht (+5% and +12% respectively) as per the plan. The average processing rate of the plant during the third quarter was 5,957 tonnes per day, excluding a 7-day scheduled annual maintenance shutdown in July. The nameplate capacity of the plant is 6,000 tonnes per day at 78% utilization. Stornoway indicated that a total of 405,643 carats were sold during the quarter in two tender sales for gross proceeds of $48.1 million at an average price of US$95 per carat ($119 per carat). These amounts exclude 32,989 carats included in the final tender of the quarter, but for which revenue will be recognized in the fourth quarter as proceeds from the sale were not received prior to September 30, 2017. At quarter-end, the Corporation held no excess diamond inventory other than normal course goods in progress. Stornoway expects to conclude two additional tenders in the fourth quarter.

Stornoway indicated that they believe that significant value improvement will be achieved with the successful mitigation of the diamond breakage to more acceptable levels. During the first half of 2017, steps were undertaken to understand the cause of the breakage, with attention focused on crusher operating settings, material balancing in the plant, pumps, ore recirculation and screens. Progress was measured with diamond breakage studies and simulant testing, and diamond breakage conditions were replicated in laboratory bench tests. Following this work, the source of the breakage has been localized, primarily, within the secondary cone crusher and tertiary high pressure grinding roll crusher, and appears associated with the high proportion of hard, internal dilution inherent in Renard ore producing an abrasive environment within the crushers. Stornoway believes that the introduction of ore-waste sorting under the extraordinary capital plan approved by the board of directors will contribute to a higher quality, and potentially higher grade, diamond product through the removal of a large proportion of the abrasive dilution from the crushing circuits. At the same time, Stornoway will seek to continue the better than expected liberation of small (-3mm) diamonds as a source of incremental revenue above that contemplated in the project’s mineral resources.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

For additional information, please refer to Stornoway’s press release dated November 2, 2017 entitled Stornoway Announces FY2017 Third Quarter Results and filed on SEDAR at www.sedar.com.

Seabee (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee Mine operated by SSR Mining Inc. (“SSR Mining”).

On September 7, 2017, SSR Mining reported the results of a Preliminary Economic Assessment (“PEA”) for the Seabee Gold Operation in Saskatchewan, Canada, to evaluate the expansion of the Seabee Gold Operation to a sustained mining and milling rate of 1,050 tonnes per day for a seven-year period. As per the PEA, estimated gold production would average 100,000 ounces per year over the period from 2018 to 2023, a 29% increase from 2016 production, with a peak production of 120,000 ounces in 2020, 55% higher than 2016 output.

On October 12, 2017, SSR Mining reported that, in the third quarter of 2017, the Seabee Mine produced 18,058 ounces of gold. Gold sales were 21,798 ounces for the third quarter, higher than gold production as bullion inventory accumulated in the previous quarter was sold in the third quarter. During the third quarter, 84,315 tonnes of ore were milled at an average gold grade of 7.03 g/t. This compares to a total of 84,469 tonnes of ore at an average grade of 7.97 g/t in the second quarter. The mill achieved an average throughput of 916 tonnes per day during the quarter, 1.3% lower than the previous quarter due to a combination of scheduled crusher maintenance activities and forest-fire-related power outages. Gold recovery remained consistent at 97.2% in the third quarter.

For more information, Refer to SSR Mining’s press release dated September 7, 2017, titled: “SSR Mining’s Seabee Gold Operation Strong Preliminary Economic Assessment Supports Mine Expansion Plan” and SSR Minings’s press released dated October 12, 2017, titled: “SSR Mining Reports Third Quarter 2017 Production Results”, both filed on www.sedar.com.

Mantos Blancos (Mantos Copper S.A.)

Mantos Copper S.A. (“Mantos”) is a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile. The Mantos stream agreement is for the life of mine and is based on 100% of the payable silver from the Mantos Blancos copper mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%. The purchase price for silver under the Mantos stream is 25% of the average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to OBL. Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver to OBL under the stream agreement in which case Mantos shall make a cash payment of US$70 million to OBL.

OBL has a right of first refusal in respect of a financing by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018.

Production of silver at the Mantos Blancos mine and concentrator plant was better than expected at 146,205 ounces of payable silver for the third quarter of 2017 and 408,690 ounces of payable silver for the first nine months of 2017. This was the result of changes in the mine plan that have resulted in phases being mined that have a higher silver grade.

Work on the Mantos Blancos concentrator debottlenecking project (“MB-CDP”) is progressing according to the plan and the feasibility study being developed by Hatch is targeted to be completed in February 2018. The MB-CDP project is expected to increase processing capacity at the concentrator by approximately 70%. The key environmental permit for the MB-CDP project was received during October 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Brucejack Stream (Pretium Resources Inc.)

Pretium Resources Inc.’s (”Pretium”) Brucejack gold mine (“Brucejack”) is located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia and consists of 122,133 hectares (301,798 acres). Pretium declared commercial production at Brucejack on July 3, 2017. The Brucejack stream agreement has a delivery start date of January 1, 2020 and provides for an 8% gold and silver stream payable to OBL and BTO Midas L.P. (together referred to as the “Brucejack Stream Partners”) (4% attributable to OBL). The term of the Brucejack stream is the date on which Pretium has sold to the Brucejack Stream Partners 7,067,000 ounces of gold and 26,297,000 ounces of silver, including deliveries under the offtake agreement.

The buy-back and buy-down rights held by Pretium are as follows:

Right	Description	Election Date	Cost to Exercise (Attributable to OBL)
Buy-back (2018)	Right to repurchase the entire stream	December 31, 2018	US$119 million
Buy-down (2018)	Right to reduce the attributable stream percentage from 4% to 1.5%	December 31, 2018	US$75 million
Buy-back (2019)	Right to repurchase the entire stream	December 31, 2019	US$136 million
Buy-down (2019)	Right to reduce the attributable stream percentage from 4% to 2%	December 31, 2019	US$75 million

The Brucejack stream agreement is subject to certain change of control provisions.

If Pretium does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20 million will be payable by Pretium (US$10 million attributable to OBL) and an 8% stream (4% attributable to OBL) will apply beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

Brucejack Offtake (Pretium Resources Inc.)

The Brucejack Offtake agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Brucejack Stream Agreement described above). OBL is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to OBL) of refined gold produced at the Brucejack project less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to OBL), subject to the reduction election described above. Pretium has the option to reduce the offtake obligation by one of the following options:

(i)

On December 31, 2018, Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

(ii)

On December 31, 2019 Pretium can elect to reduce the offtake obligation to either (i) 50% (25 attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

SASA Stream (Lynx Resources Ltd)

The SASA mine is located in Macedonia and is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the SASA stream applies to 100% of payable silver production in exchange for US$5 per ounce of refined silver increased annually from 2017 based on inflation. On September 22, 2017, Central Asia Metals plc announced that it has conditionally agreed to purchase a 100% interest in Lynx Resources for US$402.5 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Amulsar Stream (Lydian International Ltd.)

The Amulsar project is a gold-bearing quartzite deposit located in southern Armenia. The Amulsar project is in the development and construction stage and production is expected to begin in 2018. Amulsar will be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 142,454 ounces of refined gold and 695,549 ounces of refined silver are delivered. The stream agreement includes ongoing transfer payments by OBL to Lydian of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55M (US$34.38M attributable to OBL); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50M (US$31.25M attributable to OBL)

Back Forty Stream (Aquila Resources Inc.)

The Back Forty project is a zinc and gold volcanogenic massive sulfide deposit located in Michigan, United States. The Back Forty project is in the development stage and advancing toward a feasibility study expected in 2017. Back Forty is expected to produce 532,000 ounces of gold, 721 million pounds of zinc, 74 million pounds of copper, 4.6 million ounces of silver, and 21 million pounds of lead. The Back Forty Stream applies to 75% of payable silver production over the mine’s operating life and includes ongoing transfer payments by OBL to Aquila of US$4.00 per ounce of refined silver delivered under the stream.

Casino Royalty (Western Copper & Gold Corporation)

The Casino project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Casino project is currently in the environmental assessment review phase and contains copper, gold, molybdenum and silver. The mill is expected to process about 120,000 tonnes of ore per day or 43.8 million tonnes per year over a 22-year mine life. The Casino royalty is a 2.75% perpetual NSR royalty applicable to 723 mining claims making up the Casino property. Western Copper & Gold has the option to purchase 0.75% of the royalty (resulting in a remaining 2% royalty) for US$59M until December 31, 2017. If not exercised, the repurchase option expires on January 1, 2018.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Portfolio of Royalty, Stream and Offtake Interests

Results for the third quarter and nine months ended September 30, 2017

The following table details the GEOs earned from Osisko’s producing royalty, stream and other interests:

		Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016

Gold
Canadian Malartic	8,069	7,635	22,959	21,999
Éléonore	1,529	1,570	4,858	5,225
Seabee (1)	692	-	692	-
Island Gold	517	429	1,327	1,081
Vezza	304	267	979	488
Other(1)	526	65	753	170
	11,637	9,966	31,568	28,963
Silver
Mantos(1)	1,150	-	1,150
SASA(1)	845	-	845
Gibraltar (3 and 8 months)	529	-	1,638	-
Canadian Malartic	103	136	341	343
Other(1)	50	-	51	-
	2,677	136	4,025	343
Diamonds
Renard(1)	1,847	-	1,847	-
Other(1)	113	-	113	-
	1,960	-	1,960	-
Other metals
Kwale(1)	390	-	390	-

Total GEOs	16,664	10,102	37,943	29,306

(1) The effective date of the acquisition of Orion’s Portfolio was June 1, 2017. However, revenues of royalties, streams and offtakes acquired from Orion are only included in revenues from July 31, 2017 onward, the acquisition date for accounting purposes.

GEOs by Product

Average Metal Prices and Exchange Rate

		Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016

Gold(1)	$1,278	$1,335	$1,251	$1,260
Silver(2)	$17	$20	$17	$17

Exchange rate (US$/Can$)(3)	1.2528	1.3050	1.3075	1.3218

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Summary of Royalty, Stream and Other Interests

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Royalties
Canadian Malartic	Agnico/Yamana	5.0% NSR	Au	Canada	Production
Éléonore	Goldcorp Inc.	2.0-3.5% NSR	Au	Canada	Production
Island Gold(1)	Richmont Mines Inc.	1.38-2.55% NSR	Au	Canada	Production
Hewfran Block (1)	Metanor Resources Inc.	1.7% NSR	Au	Canada	Production
Vezza	Ressources Nottaway Inc.	5% NSR & 40% NPI	Au	Canada	Production
*Seabee	SSR Mining Inc.	3% NSR	Au	Canada	Production
*Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR	Au	USA	Production
*Brauna	Lipari Mineração	1% GRR(6)	Dia	Brazil	Production
*Kwale	Base Resources Limited	1.5% GRR	Il, Ru, Zi	Kenya	Production
*Pan	Fiore Gold Ltd.	4% NSR	Au	USA	Production
Lamaque(1)	Eldorado Gold Corp.	1.7%(5) NSR	Au	Canada	Exploration
Cariboo	Barkerville	2.25% NSR	Au	Canada	Exploration
Windfall Lake	Osisko Mining	1.5% NSR	Au	Canada	Exploration
Hermosa	Arizona Mining	1% NSR	Zn, Pb, Ag	USA	Exploration
Pandora	Agnico/Yamana	2% NSR	Au	Canada	Exploration
Malartic – Odyssey North	Agnico/Yamana	3% NSR	Au	Canada	Exploration
Malartic – Odyssey South	Agnico/Yamana	5% NSR	Au	Canada	Exploration
Copperwood	Highland Copper Company Inc.	3% NSR (2)	Ag, Cu	USA	Exploration
James Bay properties	Osisko Mining	1.5-3.5% NSR (3)	Au, Ag	Canada	Exploration
James Bay properties	Osisko Mining	2.0 NSR (3)	Other than Au, Ag	Canada	Exploration
Bathurst Mining Camp properties	Osisko Metals	1% NSR	Zn and other metals	Canada	Exploration
Québec Genex projects	Osisko Metals	1% NSR	Zn and other metals	Canada	Exploration
*Casino	Western Copper & Gold Corporation	2.75% NSR	Au, Ag, Cu	Canada	Exploration
*Spring Valley	Waterton Global Resource Management	0.5% NSR	Au	USA	Exploration
Neita	Unigold Inc.	Option – 2% NSR ($2.0 million to exercise)	Au	Dominican Republic	Exploration
La Fortuna	Minera Alamos Inc.	Option – 4% NSR ($9.0 million to exercise)	Au	Mexico	Exploration
Yellowknife City Gold	TerraX Minerals Inc.	Option – 3% NSR ($40 million to exercise)	Au	Canada	Exploration
*Ollachea	Kuri Kullu / Minera IRL	1% NSR	Au	Peru	Development
*King Island	King Island Scheelite Limited	1.5%GRR	Tungsten	Australia	Development
*Ambler	NovaCopper US Inc.	1% NSR	Cu, Zn	USA	Development
*Rakkuri	Hannans Reward Ltd.	1.5% NSR	Fe, Cu, Ag	Sweden	Development

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Summary of Royalty, Stream and Other Interests (continued)

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Streams

*Renard	Stornoway Diamond Corporation	9.6%	Dia	Canada	Production
Gibraltar	Taseko Mines	100%	Ag	Canada	Production
*Mantos Blancos	Mantos Copper S.A.	100%	Ag	Chile	Production
*Brucejack	Pretium Resources Inc.	4%	Au, Ag	Canada	Production
*Sasa	Central Asia Metals plc	100%	Ag	Macedonia	Production
*Amulsar	Lydian International Ltd.	4.22% Au / 62.5% Ag	Au, Ag	Armenia	Development
*Back Forty	Aquila Resources Inc.	75%	Ag	USA	Development
Horne 5 (4)	Falco	Stream or 1% NSR royalty	Au, Ag, Cu	Canada	Exploration
White Pine North, Copperwood and Keweenaw	Highland Copper	Option on stream (US$26.0 million to exercise)	Ag	USA	Exploration

Offtakes
*Brucejack	Pretium Resources Inc.	Offtake	Au, Ag	Canada	Production
*Matilda	Blackham Resources Limited	Offtake	Au	Australia	Production
*Parral	GoGold Resources Inc.	Offtake	Au	Mexico	Production
*San Ramon	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production
*Amulsar	Lydian International Ltd.	Offtake	Au, Ag	Armenia	Development
*Yenipazar	Aldridge Minerals Inc.	Offtake	Au	Turkey	Development

* Acquired through the acquisition of Orion’s Portfolio

(1)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to Caisse de dépôt et placement du Québec.
(2)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(3)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Through (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

(4)

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded.

(5)	Eldorado Gold Corp. has an option to buy-back 1% of the NSR royalty for $2.0 million.
(6)	Gross revenue royalty (“GRR”)

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Significant Producing Royalty and Stream Assets

SEABEE
3% NSR
GIBRALTAR
75% Ag Stream
VEZZA
5% NSR
40% NPI
RENARD
9.6% Diamond Stream
BRUCEJACK
4% Au, 4% Ag Stream
50% Au Offtake
ÉLÉONORE
2-3.5% NSR
SASA
100% Ag Stream
BALD MOUNTAIN
1-4% NSR
CANADIAN MALARTIC
5% NSR
PARRAL
100% Au, Ag Offtake
ISLAND GOLD
1.38-2.55% NSR
SAN RAMON
51% Au Offtake
KWALE
1.5% GRR
MANTOS
100% Ag Stream
BRAUNA
1% GRR
MATILDA
55% Au Offtake
Cornerstone Assets in Top Jurisdictions
Other Cash Flowing Assets
Denotes Acquired Assets from Orion Mine Finance

Geographical Distribution of Royalty and Stream Assets

102
4
3
1
8
13
Represents total royalty/stream assets

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Canadian Malartic (Agnico Eagle and Yamana)

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by Osisko Mining Corporation and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone. In February 2017, the Partners have declared initial inferred mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams per tonne gold).

The Québec government has announced the approval of the Canadian Malartic extension project in April 2017. The expansion project will allow the mine to access the Barnat zone, which has softer ore and could allow for higher throughputs. During the third quarter of 2017, construction commenced on the temporary bridge, approximately 75-80% of the vegetation has been cleared (mainly over the tailings and waste storage areas) and overburden stripping is underway in two areas. Road construction is expected to take two years. The Partner’s production guidance (see Agnico Eagle’s press release dated February 15, 2017 and filed on www.sedar.com) assumes a modest contribution from Barnat in late 2019. As part of the approval, certain operating parameters were modified and clarified which are expected to enhance the operating efficiencies of Canadian Malartic.

In October 2017, the Partners announced that Canadian Malartic had delivered another strong quarter and was well positioned to meet its production targets in 2017. Production was higher than the comparative period of 2016 at lower costs, and was positively impacted by higher processing rates and feed grade.

For more information, refer to Yamana’s Management’s Dicussions and Analysis for the three and nine months ended September 30, 2017 filed on www.sedar.com.

Éléonore (Goldcorp Inc.)

Through the acquisition of Virginia Mines Inc. in 2015, Osisko owns a sliding scale 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Commercial production for the Éléonore mine was declared on April 1, 2015. Current NSR royalty is at 2.2% .

Goldcorp has reported that gold production for the three months ended September 30, 2017 was higher due to an increase in gold grade as a result of planned mine sequencing. Gold production for the nine months ended September 30, 2017 was higher due to higher tonnes milled. At Éléonore, as planned, tonnes mined for the three and nine months ended September 30, 2017 are consistent with the prior year. In order to maximize sustainable production, the critical focus continues to be on accelerating development in order to open up new mining fronts, increase capacity for mining tonnes on Horizon Five and increasing flexibility in the mine. The mine finished the third quarter of 2017 at a steady production rate of 5,600 tonnes per day. The mine continues on pace to achieve optimum production rates by the second half of 2018.

On October 25, 2017, Goldcorp indicated that proven and probable gold mineral reserves as of September 30, 2017 totaled 3.8 million gold ounces, compared to 4.6 million gold ounces as of June 30, 2016. Mine depletion and resource model variance accounted for a decrease of 0.3 million ounces and 0.2 million ounces, respectively, while engineering changes resulted in the reclassification of 0.3 million ounces into the measured and indicated mineral resource category. While further drilling and production results continue to define the geological complexity of the orebody, in 2017, Goldcorp continued its efforts to improve the geological understanding and the reliability of its mineral reserve and resource estimates and optimized production profile. As part of a broader program of generative exploration, efforts at the Eleonore Mine have been refocused on opportunities in the upper part of the mine and in the broader geological district. The summer exploration field season resulted in mapping, sampling and data integration over 9 early stage target areas, the first field work on the property in more than 10 years. The data is currently being interpreted to define and prioritize drill targets for the winter program.

For additional information, please refer to Goldcorp’s press release dated October 25, 2017 entitled Goldcorp reports 2017 reserve and resource estimates and provides exploration update, and Goldcorp’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2017, both filed on SEDAR at www.sedar.com.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Gibraltar (Taseko Mines Limited)

On March 3, 2017, Osisko closed the acquisition of a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) having a 75% interest in Gibraltar. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Black-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees). With regards to the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Under the stream, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large mineral reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable mineral reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year mineral reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

In July 2017, the production at the Gibraltar mine was affected by the wild forest fires in the region that forced the mining and milling operations to be idled or reduced for several days. However, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs.

Island Gold (Richmont Mines Inc.)

The Company started receiving in-kind royalties from its Island Gold NSR royalty (ranging from 1.38% to 2.55%) operated by Richmont Mines Inc. (“Richmont”) during the first quarter of 2016.

In the third quarter of 2017, Richmont reported record production at Island Gold Mine of 26,659 ounces of gold for the quarter. Production in the quarter was positively impacted by higher than planned grade of 10.04 grams per tonne and is now well positioned to exceed the high-end of annual production guidance of 87,000-93,000 ounces, as indicated by Richmont.

On September 11, 2017, Richmont announced that it had entered into a definitive agreement with Alamos Gold (“Alamos”) whereby Alamos will acquire all of the issued and outstanding shares of Richmont pursuant to a plan of arrangement. The transaction is expected to close on, or about, November 23, 2017, and has no effect on Osisko’s royalties.

For more information, refer to Richmont’s press release dated October 12, 2017, titled: “Richmont Mines Reports Record Third Quarter Production and Peer-Leading Cash Costs from the Island Gold Mine; Island Gold On-Track to Beat Annual Guidance” filed on www.sedar.com.

Brucejack (Pretium Resources Inc.)

On October 11, 2017, Pretium reported third quarter 2017 production for the Brucejack Mine. During the third quarter of 2017, the Brucejack Mine produced 82,203 ounces of gold. In July, at the onset of the quarter, mill feed was predominately from low-grade stockpiles and development muck and 16,882 ounces of gold were produced. As the ramp-up progressed, the mill began processing stope ore exclusively and an additional 65,321 ounces of gold were produced in the last two months of the quarter. For the third quarter, mill feed grade and gold recoveries averaged 10.52 grams per tonne gold and 96.49% respectively. Mill feed grade and gold recoveries averaged 12.36 grams per tonne gold and 96.92% respectively during the last two months of the quarter as the mill transitioned to processing stope ore exclusively. The mill processed a total of 261,262 tonnes of ore for the third quarter for an average of 2,840 tonnes per day.

For more information, refer to Pretium’s press release dated October 11, 2017, titled: “Pretium Resources Inc.: 82,203 Ounces of Gold Produced at the Brucejack Mine in Q3 2017”

Vezza Royalties (Ressources Nottaway Inc.)

The Company holds a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. The property is located 25 kilometres from Matagami, Québec. Operations are currently ramping up at Vezza and Osisko has been receiving royalty payments since the second quarter of 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Lamaque Royalty (Eldorado Gold Corp.)

Osisko holds a 1.7% NSR royalty on the Lamaque property located in Abitibi and owned by Eldorado Gold Corp. (“Eldorado”). Eldorado has an option to buy-back 1% of the NSR royalty for $2.0 million.

Horne 5 Project (Falco Resources Ltd.)

In May, 2016, Osisko closed a financing agreement with Falco Resources Ltd. (“Falco”), an associate of Osisko, whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan has an 18 month maturity and bears an interest of 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of November 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash. Under certain events of default, Osisko may, at its option, require the repayment of the principal amount and the accrued interest in cash.

In October 2017, Falco released a positive feasibility on the Horne 5 Project. The feasibility study indicated that, at a gold price of US$1,300/oz and using an exchange rate of C$1.00 = US$0.78, the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of US$602 million and an after-tax internal rate of return of 15.3% . As per Falco, in this scenario, the mine could become the next significant gold producer in Québec, with a production profile averaging 219,000 payable ounces annually over the life of mine, with an all-in sustaining cash cost of US$399 per ounce net of by-product credits and all-in cost, capital expenditures plus operating expenditures, estimated at US$643 per ounce. The Environmental Impact Assessment study, which has been initiated by WSP Canada Inc., is expected to be completed in the fourth quarter of 2017.

For more information, refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project” and filed on www.sedar.com

Cariboo Gold Project (Barkerville Gold Mines Ltd.)

The Company holds a 2.25% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, and owned by Barkerville, an associate of Osisko, including a 0.75% NSR royalty acquired in April 2017 for $12.5 million. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Windfall Lake (Osisko Mining Inc.)

On October 4, 2016, Osisko exercised its option to acquire a 1% NSR royalty on Osisko Mining Inc.’s (“Osisko Mining”) Windfall Lake property for $5.0 million. Osisko was already the holder of a 0.5% NSR royalty on Windfall Lake. Therefore, the royalty on the Windfall Lake property has increased to a total of 1.5% . Osisko Mining is an associate of Osisko.

Hermosa Project (Arizona Mining Inc.)

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”) and located in Santa Cruz County, Arizona.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining, Falco, Barkerville, Osisko Metals Incorporated (“Osisko Metals”) and Dalradian.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the three and nine months ended September 30, 2017, Osisko acquired investments for $19.0 million and $150.1 million, respectively, and sold investments for $26.0 million and $49.5 million, respectively.

The following table presents the carrying value and fair value of the investments in marketable securities as at September 30, 2017 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	198,194	329,817
Other	91,017	91,017
	289,211	420,834

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2017.

Main strategic investments

Osisko Mining Inc.

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares of Osisko Mining and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5.0 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%), where Osisko Mining is currently pursuing a 800,000 meter drilling program. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold Mining Corporation. In 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two earn-in agreements, on properties held by Osisko in the James Bay area. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation. The transaction is detailed in the Summary of Royalty, Stream and Offtake Interests table of this MD&A. In 2016, the Company invested $6.8 million in Osisko Mining and during the first nine months of 2017, invested an additional $28.5 million. As at September 30, 2017, the Company holds 29,552,034 common shares representing a 15.6% interest in Osisko Mining (13.5% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Osisko Mining, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it is executing a 160,000 meter drilling program. In November, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million. In April, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% . The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko will retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project. In 2015 and 2016, Osisko acquired common shares of Barkerville for $11.0 million and $8.2 million, respectively. In the first nine months of 2017, Osisko invested an additional $49.7 million. As at September 30, 2017, the Company holds 138,809,310 common shares representing a 32.8% interest in Barkerville (17.3% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Barkerville, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Falco Resources Ltd.

Falco‘s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. In 2015 and 2016, Osisko acquired additional common shares in Falco for $2.4 million and $3.3 million, respectively. In addition, Osisko entered into a financing agreement of $10.0 million with Falco in 2016, which will be applied against a stream deposit to be negotiated by November 30, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. In the first nine months of 2017, Osisko acquired additional shares of Falco for $4.0 million. As at September 30, 2017, the Company holds 23,927,005 common shares representing a 13.3% interest in Falco (14.2% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Falco, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with an emphasis on the zinc space. In 2017, the Company acquired over 50,000 hectares in the Bathurst Mining Camp. The objective of Osisko Metals is to develop a multi-deposit asset base that would feed a central concentrator. In parallel, Osisko Metals is monitoring several base metal oriented peers for projects hosting zinc, copper, and nickel for acquisition opportunities. In Québec, the Company acquired 42,000 hectares that cover 12 grass-root zinc targets that will be selectively advanced through exploration. In the first nine months of 2017, Osisko invested $3.1 million in Osisko Metals. In November 2017, Osisko acquired a 1% NSR royalty on Osisko Metals’ current portfolio of projects within both the Bathurst Mining Camp and Québec, for a cash consideration of $5 million. The acquired royalty will also apply to areas that Osisko Metals may acquire in the future that fall within a one kilometer distance from their current property holdings. Osisko also acquired existing royalty buy-back agreements on current projects and will hold rights of first refusal on any future royalty or metal stream sale from existing or newly acquired properties by Osisko Metals. As at September 30, 2017, the Company holds 9,006,667 common shares representing a 12.8% interest in Osisko Metals (23.7% as at December 31, 2016). As some officers and directors of Osisko are also officers and directors of Falco, the Company concluded that it exercises significant influence over Osisko Metals (formerly Bowmore Exploration Ltd.) since 2012 and accounts for its investment using the equity method.

Dalradian Resources Inc.

On October 10, 2017, Osisko entered into a subscription agreement with Dalradian pursuant to which Osisko will make an investment of $28.25 million into Dalradian by way of a non-brokered private placement. Upon closing of the investment, Osisko will own approximately 9.1% of Dalradian's issued and outstanding common shares. The subscription agreement entered into with Dalradian contains various covenants and rights, including among other things, a standstill, participation rights to maintain Osisko’s pro rata interest in Dalradian and rights to match other offers for project financing. Closing of the investment is anticipated to occur on or prior to November 30, 2017 and is subject to certain other conditions.

Other significant investment

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in Labrador Iron Ore Royalty Corporation (“LIORC”). The Company received $113.4 million in proceeds (including $98.2 million in 2016 and $15.2 million in 2017). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017). As Osisko’s interest has been completely liquidated, the Company will not be receiving non-taxable dividend income going forward.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Arizona Mining Inc.

Over the course of the third quarter of 2017, Osisko sold its interest in Arizona Mining for proceeds of $32.5 million (including $25.5 million in the third quarter of 2017 and $7.0 million in October 2017). Osisko realized a pre-tax accounting gain of $18.9 million on the transaction and a gain of $22.8 million based on the cash cost of the shares. Osisko still holds a 1% NSR royalty purchased for $10 million in April 2016 on all sulfide ores of lead and zinc (and any copper, silver or gold recovered from the concentrate from such ores) mined from Arizona Mining’s Hermosa Project located in Santa Cruz County, Arizona. In addition, in October 2017, Osisko exercised its 4.5 million warrants at a price of $0.75 per warrant in exchange for 4.5 million common shares of Arizona Mining. These shares were sold in November 2017 for proceeds of 14.6 million, which generared a gain of $11.2 million, based on the cash acquisition cost.

Exploration and Evaluation Activities

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining. The agreement is described under the Summary of Royalty, Stream and Offtake Interests table of this MD&A. Osisko undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties. As part of the transaction, Osisko Mining hired all of the Osisko Québec based exploration team (former Virginia Mines Inc. employees) and took over the Québec office lease.

As a result of this transaction, the exploration and evaluation activities have been significantly reduced and will be concentrated on the Coulon project (James Bay area). The estimated investments for 2017 are estimated at $3.1 million ($1.7 million net of estimated exploration tax credits), of which about $2.2 million will be financed by Québec institutions and other partners. During the three and nine months ended September 30, 2017, the investments amounted respectively to $0.3 million and $2.0 million, net of tax credits. As at September 30, 2017, the carrying value of the Coulon project was $59.8 million ($57.8 million as at December 31, 2016) and the carrying value of the other properties, including those under the earn-in agreements with Osisko Mining, was $42.3 million ($42.2 million as at December 31, 2016). A 10,000 meter drilling program and a preliminary economic assessment was initiated in the first quarter of 2017.

On November 20, 2017 (originally October 20, 2017, or before under certain conditions), the non-controlling shareholders of Mines Coulon Inc., the subsidiary holding the Coulon project, have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. As at September 30, 2017, the non-controlling shareholders had invested an aggregate of $16.0 million in Mines Coulon Inc.

Revolving Credit Facility

The Company has a revolving credit facility (“Facility”) of $150.0 million as at September 30, 2017, of which US$118.0 million ($147.3 million) was drawn on July 31, 2017 to fund the acquisition of Orion’s Portfolio. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams or similar interests. The Facility is secured by the Company’s assets (including the royalty, stream and other interests) and has a two-year term, which can be extended by one year on each anniversary date (up to December 23, 2019). The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at September 30, 2017, all such ratios and requirements were met.

The Company is currently in discussions with potential lenders in relation to a potential amendment to the facility to, among other things, increase the amount available to be drawn.

Bought Deal of Convertible Senior Unsecured Debentures

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures (the “Debentures”) of $300 million (the “Offering”) with a syndicate of underwriters co-led by National Bank Financial Inc., BMO Capital Markets and Desjardins Capital Markets (the “Underwriters“).The Offering was comprised of a $184 million public offering of Debentures (the “Public Offering“) and a $116 million private placement of Debentures (the “Private Offering“). In connection with the Offering, the Public Sector Pension Investment Board and Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec, purchased respectively $100 million and $16 million of Debentures through the Private Offering on the same terms and conditions as the Public Offering. The Underwriters have received a commission of 3.55% related to the Offering. Net proceeds amounted to $289.2 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

The Debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties and streams, working capital, and general corporate purposes.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid
Declaration date	per share	Record date(i)	Payment date(i)	or payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000

Year 2015	0.13	n/a	n/a	12,229,000

Year 2016	0.16	n/a	n/a	17,037,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,264,000
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000
August 3, 2017	0.05	September 30, 2017	October 16, 2017	7,850,000
November 7, 2017	0.05	December 29, 2017	January 15, 2018	tbd(ii)
Year 2017	0.18

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on December 31, 2017 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend reinvestment plan

In 2015, the Company implemented a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at September 30, 2017, the holders of 5,683,585 common shares had elected to participate in the DRIP, representing dividends payable of $284,000. During the nine months ended September 30, 2017, the Company issued 70,708 common shares under the DRIP, at a discount rate of 3%. On October 17, 2017, 17,828 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Gold Market and Currency

Gold Market

During the first quarter of 2017, the gold price continued its recovery from the lows of December 2016. A combination of macroeconomic drivers and political uncertainties in Europe and in the U.S.A. maintained a bullish sentiment for investors looking for safe-haven assets like gold.

During the second quarter of 2017, volatility in the gold price has continued with a trading range of US$1,221 to US$1,294 per ounce despite a strong sentiment towards traditional assets, in particular equities that reached all-time highs in the U.S.A. and in Europe. Gold had two healthy recoveries in April and May, and started on a positive tone in June, rallying to a year-to-date high of US$1,294 per ounce ahead of the United Kingdom elections.

In early July, prices have decreased to a three month low of US$1,210 per ounce, before initiating a recovery and broke the US$1,300 threshold in August and reached a nine-month high of US$1,357 in September. Gold price’s rally was fueled by growing geopolitical tensions related to North Korea prompting investors to hold safe-haven assets, by low bond yields and by a weak U.S. dollar. In October, gold prices have pulled back driven primarily by fund liquidation and a rebound in the U.S. dollar.

Gold price closed at US$1,283 per ounce on the London Fix as at September 30, 2017 compared to US$1,242 per ounce as at June 30, 2017. The quarterly average price was higher by US$21 per ounce in the third quarter of 2017 at US$1,278 per ounce compared to the second quarter of US$1,257.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2017 – Q3 (YTD)	$1,346	$1,151	$1,251	$1,283
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658

In Canadian dollar terms, the average price per ounce of gold for the third quarter of 2017 averaged $1,601 per ounce compared to $1,690 per ounce in the second quarter of 2017.

Currency

The Company is subject to currency fluctuations as its revenues are mainly in U.S. dollars and its expenses (other than those related to streams and offtakes agreements) are mainly denominated in Canadian dollars. The Company can hold significant cash balances in U.S. dollars to diversify its resources, which can create volatility in gains and losses on foreign exchange on the consolidated statement of income. A weaker Canadian dollar increases the revenues presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. To compensate for the risk that a weaker Canadian dollar would have on the Company’s purchasing power of U.S. dollar denominated investments, the Company holds a certain percentage of its cash in U.S. dollars.

After recovering from its December 2016 decline, the Canadian dollar performed relatively well against the U.S. dollar in the first months of 2017, before falling again in April and early May to a low of 1.3743 against the U.S. dollar. From May to the end of September, the Canadian currency recovered strongly against the U.S. dollar and reached a two-year high of 1.2128 against the U.S. dollar, supported by the beginning of monetary tightening in Canada and stronger than expected economic data for the first half of the year. The dollar traded between a range of 1.2128 and 1.2982, and closed at 1.2480 for an average of 1.2528 for the third quarter of 2017.

In July and September, 2017, the Bank of Canada increased the overnight rate target by 0.25% to 1.00% . The Federal Reserve raised the rate by 0.25% in March and June to 1.25% .

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2017 – Q3 (YTD)	1.3743	1.2128	1.3072	1.2480
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended		Nine months ended
		September 30,		September 30,

	2017	2016	2017	2016
	$	$	$	$

Revenues	68,179	17,570	103,664	48,968
Gross profit	15,641	14,986	43,759	40,384
Operating income	926	10,421	13,017	22,272
Net earnings(2)	6,728	17,757	21,847	33,433
Basic net earnings per share(2)	0.05	0.17	0.19	0.32
Diluted net earnings per share(2)	0.05	0.17	0.18	0.32

Total assets	2,320,930	1,399,012	2,320,930	1,399,012
Total long-term debt	193,738	45,552	193,738	45,552

Average selling price of gold (per ounce sold)
In C$(3)	1,616	1,743	1,631	1,671
In US$	1,296	1,335	1,278	1,273

Operating cash flows	1,094	14,978	27,193	40,662

Weighted average shares outstanding (in thousands)
Basic	140,605	106,564	118,059	104,019
Diluted	140,837	106,757	118,183	104,206

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)	Attributable to Osisko’s shareholders.
(3)	Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Overview of Financial Results

Financial Summary – Third Quarter of 2017

  Quarterly revenues of $68.2 million compared to $17.6 million in the third quarter of 2016;
  Gross profit of $15.6 million compared to $15.0 million in the third quarter of 2016;
  Operating income of $0.9 million compared to $10.4 million in the third quarter of 2016;
  Net earnings attributable to Osisko’s shareholders of $6.7 million or $0.05 per basic and diluted share, compared to $17.8 million or $0.17 per basic and diluted share in the third quarter of 2016;
  Adjusted earnings1 of $8.0 million or $0.06 per basic share1 compared to $12.0 million or $0.11 per basic share in the third quarter of 2016;
  Net cash flows provided by operating activities of $1.1 million compared to $15.0 million in the third quarter of 2016.

Revenues increased in the third quarter of 2017 mainly as a result of the acquisition of Orion’s Portfolio.

Gross profit reached $15.6 million in the third quarter of 2017 compared to $15.0 million in the third quarter of 2016 as a result of higher revenues. Cost of sales increased from nil to $44.2 million in the third quarter of 2017 compared to the third quarter of 2016 mainly as a result of the offtake agreements acquired through the acquisition of the Orion’s Portfolio. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% to 5% of the sales proceeds.

During the third quarter of 2017, operating income amounted to $0.9 million compared to $10.4 million in the corresponding period of 2016. The decrease in operating income in 2017 is mainly the result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $7.8 million and higher general and administrative expenses (“G&A”), partially offset by higher gross profit. The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to the 2014 RSUs which vested and were paid in September 2017). Business development expenses increased by $8.1 million mainly as a result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $7.8 million for the quarter.

The decrease in net earnings attributable to Osisko’s shareholders in the third quarter of 2017 is mainly the result of a lower operating income, a foreign exchange loss, higher finance costs, the absence of dividend income following the sale of the shares of LIORC in 2016 and early 2017 and a lower increase in fair value of warrants held, partially offset by a higher net gain on dilution of investments in associates.

Adjusted earnings decreased to $8.0 million compared to $12.0 million in the third quarter of 2016 as a result of higher G&A, lower dividend income and higher finance costs, partially offset by higher gross profit.

Net cash flows provided by operating activities decreased in the third quarter of 2017 as a result of the transaction costs of $7.8 million related to the acquisition of Orion’s Portfolio, the settlement of restricted share units for $5.5 million and a higher negative impact of changes in non-cash working capital items (increase in inventories related to the offtake agreements acquired from Orion) when compared to the third quarter of 2016, partially offset by higher gross profit.

___________________________________________
[1]

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Financial Summary – First nine months of 2017

  Revenues of $103.7 million compared to $49.0 million in the first nine months of 2016;
  Gross profit of $43.8 million compared to $40.4 million in the first nine months of 2016;
  Operating income of $13.0 million compared to $22.3 million in the first nine months of 2016;
  Net earnings attributable to Osisko’s shareholders of $21.8 million or $0.19 per basic share and $0.18 per diluted share, compared to $33.4 million or $0.32 per basic and diluted share in the first nine months of 2016;
  Adjusted earnings1 of $21.7 million or $0.18 per basic share1 compared to $27.3 million or $0.26 per basic share in the first nine months of 2016;
  Net cash flows provided by operating activities of $27.2 million compared to $40.7 million in the first nine months of 2016.

Revenues increased in the first nine months of 2017 mainly as a result of the acquisition of Orion’s Portfolio.

Gross profit reached $43.8 million in the first nine months of 2017 compared to $40.4 million in the first nine months of 2016 as a result of higher revenues. Cost of sales increased from $0.1 million to $44.6 million in the first nine months of 2017 compared to the comparative period of 2016 mainly as a result of the offtake agreements acquired through the acquisition of the Orion’s Portfolio. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% to 5% of the sales proceeds.

During the first nine months of 2017, operating income amounted to $13.0 million compared to $22.3 million in the corresponding period of 2016. The decrease in operating income in 2017 is mainly the result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $8.9 million and higher general and administrative expenses (“G&A”), partially offset by higher gross profit. The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to 2014 RSUs which vested and were paid in September 2017) and higher general costs due to the increased activities of the Company in 2017. Business development expenses increased by $8.3 million mainly as a result of the transaction costs related to the acquisition of Orion’s Portfolio.

The decrease in net earnings attributable to Osisko’s shareholders in the first nine months of 2017 is mainly the result of a lower operating income, a higher foreign exchange loss, higher finance costs, the absence of dividend income following the sale of the shares of LIORC in 2016 and early 2017, partially offset by higher interest income.

Adjusted earnings decreased to $21.7 million compared to $27.3 million in the first nine months of 2016 as a result of higher G&A, lower dividend income and higher finance costs, partially offset by higher gross profit.

Net cash flows provided by operating activities decreased in the first nine months of 2017 as a result of the transaction costs of $8.9 million related to the acquisition of Orion’s Portfolio, the settlement of restricted share units for $5.5 million and a higher negative impact of changes in non-cash working first nine months of 2016, partially offset by higher gross profit.

___________________________________________
[1]

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and nine months ended September 30, 2017 and 2016 (in thousands of dollars, except amounts per share):

		Three months ended		Nine months ended
			September 30,		September 30,
		2017	2016	2017	2016
		$	$	$	$

Revenues	(a)	68,179	17,570	103,664	48,968

Cost of sales	(b)	(44,214)	45	(44,587)	(121)
Depletion of royalty and offtake interests	(c)	(8,324)	(2,629)	(15,318)	(8,463)
Gross profit	(d)	15,641	14,986	43,759	40,384

Other operating expenses
General and administrative	(e)	(5,937)	(3,490)	(18,834)	(12,611)
Business development	(f)	(9,734)	(1,597)	(14,697)	(6,419)
Exploration and evaluation	(g)	(57)	(241)	(141)	(936)
Gain (loss) on disposal of exploration and evaluation assets	(h)	-	-	20	(312)
Cost recoveries from associates	(i)	1,013	763	2,910	2,166

Operating income		926	10,421	13,017	22,272

Other revenues, net	(j)	6,262	12,108	12,851	19,084

Earnings before income taxes		7,188	22,529	25,868	41,356

Income tax expense	(k)	(559)	(4,854)	(4,303)	(8,156)

Net earnings		6,629	17,675	21,565	33,200

Net earnings (loss) attributable to:
Osisko’s shareholders		6,728	17,757	21,847	33,433
Non-controlling interests		(99)	(82)	(282)	(233)

Net earnings per share attributable to
Osisko’s shareholders
Basic		0.05	0.17	0.19	0.32
Diluted		0.05	0.17	0.18	0.32

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

(a)	Revenues are comprised of the following:

	Three months ended September 30,
		2017				2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce /	/ Carats	revenues		per ounce	/ Carats	revenues
	carats ($)	sold	($000’s	)	($)	sold	($000’s	)

Gold sold	1,616	34,950	56,489		1,743	9,883	17,226
Silver sold	21	306,959	6,551		26	8,800	230
Diamonds sold	107	27,600	2,957		-	-	-
Other (paid in cash)	-	-	2,182		-	-	114
			68,179				17,570

	Nine months ended September 30,
		2017				2016
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce/	/ Carats	revenues		per ounce	/ Carats	revenues
	carats ($)	sold	($000’s	)	($)	sold	($000’s	)

Gold sold	1,631	54,795	89,346		1,671	28,795	48,116
Silver sold	22	404,569	8,806		23	24,483	568
Diamond sold	107	27,600	2,957		-	-	-
Other (paid in cash)	-	-	2,554		-	-	284
			103,663				48,968

The effective date of the acquisition of Orion’s Portfolio was June 1, 2017. However, revenues of royalties, streams and offtakes acquired from Orion are only included in revenues from July 31, 2017 onward, the acquisition date for accounting purposes.

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The significant increase in 2017 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the life of the properties or the life of the agreement. The significant increase in 2017 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Royalties
Revenues	19,045	17,570	52,682	48,968
Cost of sales	(78)	45	(156)	(121)
Depletion	(4,758)	(2,629)	(11,173)	(8,463)
	14,209	14,986	41,353	40,384

Streams
Revenues	7,048	-	8,896	-
Cost of sales	(2,712)	-	(3,007)	-
Depletion	(3,239)	-	(3,818)	-
	1,097	-	2,071	-

Offtakes
Revenues	42,086	-	42,086	-
Cost of sales	(41,424)	-	(41,424)	-
Depletion	(327)	-	(327)	-
	335	-	335	-

Total – Gross profit	15,641	14,986	43,759	40,384

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

(e)

During the third quarter of 2017, G&A expenses were $5.9 million compared to $3.5 million in the third quarter of 2016. G&A expenses amounted to $18.8 million in the first nine months of 2017 compared to $12.6 million in the first nine months of 2016. The increase is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to the 2014 RSUs which vested and were paid in September 2017) and higher general costs due to increased activities for the first nine months of 2017.

The increase in G&A expenses was partly offset by an increase in cost recoveries from associates.

(f)

Business development expenses increased to $9.7 million in the third quarter of 2017 compared to $1.6 million in the third quarter of 2016, and increased to $14.7 million in the first nine months of 2017 compared to $6.4 million in the corresponding period of 2016. The increase is mainly the result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $7.8 million in the third quarter of 2017 and $8.9 million for the first nine months of 2017.

(g)

In 2017, exploration and evaluation expenses decreased to $57,000 in the third quarter (from $241,000 in the third quarter of 2016) and decreased to $141,000 in the first nine months of 2017 (from $936,000 in the first nine months of 2016) as a result of the farm-out agreement concluded with Osisko Mining in October 2016.

(h)

In June 2016, the Company disposed of an exploration and evaluation asset having a carrying value of $812,000 in exchange for shares in a new associate having a fair value of $500,000. The Company recorded a loss on disposal of $312,000 in the statement of income for the nine months ended September 30, 2017.

(i)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased during 2016 and 2017, explaining the increase in cost recoveries in 2017.

(j)

Other revenues, net, amounted to $6.3 million in the third quarter of 2017 and include a net gain on investments of $14.7 million (comprised of a net gain on dilution of investments in associates of $13.5 million), interest revenues of $0.8 million and a share of income of associates of $0.3 million, partially offset by a loss on foreign exchange of $7.9 million and finance costs of $1.6 million.

Other revenues, net, amounted to $12.1 million in the third quarter of 2016 and include a net gain on investments of $10.0 million (comprised of change in fair value of warrants held of $6.3 million and a net gain on dilution of investments in associates of $3.7 million), dividend income of $1.6 million, interest revenues of $0.9 million and a gain on foreign exchange of $1.9 million, partially offset by a share of loss of associates of $1.3 million and finance costs of $1.0 million.

Other revenues, net, amounted to $12.9 million in the first nine months of 2017 and include a net gain on investments of $31.3 million (comprised of a net gain on dilution of investments in associates of $30.3 million) and interest revenues of $3.2 million, partially offset by a loss on foreign exchange of $15.5 million, a share of loss of associates of $2.6 million and finance costs of $3.6 million.

Other revenues, net, amounted to $19.1 million in the first nine months of 2016 and include a net gain on investments of $29.5 million (comprised of a change in fair value of warrants held of $10.3 million, a net gain on acquisition of investments of $8.9 million, a net gain on dilution of investments in associates of $6.9 million and a net gain on disposal of investments of $3.4 million), dividend income of $4.7 million and interest revenues of $2.2 million, partially offset by a loss on foreign exchange of $11.2 million, a share of loss of associates of $3.7 million and finance costs of $2.5 million.

(k)

The effective income tax rate for the third quarter of 2017 is 8% compared to 22% in the third quarter of 2016 and 17% for the first nine months of 2017 compared to 20% in the first nine months of 2016. The statutory rate is 26.8% in 2017 and 26.9% in 2016. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), non-taxable dividend income, and non-deductible expenses. In 2017 and 2016, the income tax expense is only related to deferred income taxes.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Liquidity and Capital Resources

As at September 30, 2017, the Company’s cash and cash equivalents amounted to $108.9 million compared to $499.2 million as at December 31, 2016. Significant variations in the liquidity and capital resources in the first nine months of 2017 are explained below under the Cash Flows section.

The Company has a revolving credit facility (“Facility”) of $150.0 million as at September 30, 2017, of which US$118.0 million ($147.3 million) was drawn on July 31, 2017 to fund the acquisition of Orion’s Portfolio. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Company is currently in discussions with potential lenders in relation to a potential amendment to the facility to, among other things, increase the amount available to be drawn.

The Company also used US$183.6 million ($229.9 million based on the Bank of Canada daily exchange rate of July 31, 2017) from its cash and cash equivalents balance and the cash received from the private placement to Caisse and Fonds F.T.Q. to fund the balance of the cash portion of Orion’s Portfolio acquisition.

As previously discussed in this MD&A, Osisko closed a bought deal offering of convertible senior unsecured debentures (the “Debentures”) for net proceeds of $289.2 million. The Debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties and streams, working capital, and general corporate purposes.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended			Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Cash flows
Operations	6,227	16,004	32,931	42,459
Working capital items	(5,133)	(1,026)	(5,738)	(1,797)
Operating activities	1,094	14,978	27,193	40,662
Investing activities	(638,133)	(45,901)	(801,137)	(106,388)
Financing activities	405,219	(2,757)	399,045	211,104
Effects of exchange rate changes on cash and cash equivalents	(7,920)	1,906	(15,448)	(11,170)
Increase (decrease) in cash and cash equivalents	(239,740)	(31,774)	(390,347)	134,208
Cash and cash equivalents – beginning of period	348,642	424,491	499,249	258,509
Cash and cash equivalents – end of period	108,902	392,717	108,902	392,717

Operating Activities

Cash flows provided by operating activities for the third quarter and the first nine months of 2017 amounted respectively to $1.1 million and $27.2 million, compared respectively to $15.0 million and $40.7 million in the corresponding periods of 2016.

Net cash flows provided by operating activities decreased in 2017 as a result of the transaction costs related to the acquisition of Orion’s Portfolio ($7.8 million and $8.9 million for the three and nine months ended September 30, 2017, respectively), the settlement of restricted share units for $5.5 million and a higher negative impact of changes in non-cash working first nine months of 2016, partially offset by higher gross profit.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Investing Activities

Cash flows used in investing activities amounted to $638.1 million in the third quarter of 2017 compared to $45.9 million in the third quarter of 2016. During the third quarter of 2017, Osisko paid $622.4 million, net of cash acquired of $8.7 million, for the acquisition of Orion’s Portfolio, invested $19.0 million in marketable securities, $1.2 million for the acquisition of royalty and stream interests and $0.5 million in exploration and evaluation assets, mainly on the Coulon project. Proceeds on the sale of investments generated $26.0 million.

The Company had entered into foreign exchange forward contracts to buy US$204.0 million at a weighted average rate of $1.3480 US$/CA$ and had designated these contracts as cash flow hedges related to the acquisition of Orion’s Portfolio, as the cash portion of the purchase price was fixed at a rate of 1.3485 US$/CA$. These contracts were settled on July 31, 2017 (acquisition date of Orion’s Portfolio) and generated a cash loss of $21.1 million.

During the third quarter of 2016, the Company invested $45.6 million in marketable securities, $0.8 million in royalty interests and $2.5 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $2.9 million from the sales of investments during the third quarter of 2016.

Cash flows used in investing activities amounted to $801.1 million in the first nine months of 2017 compared to $106.4 million in the first nine months of 2016. During the third nine months of 2017, Osisko paid $622.4 million, net of cash acquired of $8.7 million, settled foreign exchange forward contracts which generated a cash loss of $21.1 million, invested $150.1 million in marketable securities, including $49.7 million for additional shares of Barkerville (an associate), $26.9 million for additional shares of Osisko Mining (an associate) and $4.0 million for additional shares of Falco (an associate). Osisko also invested $56.7 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine (including transaction costs and net of the fair value of the warrants received as part of the transaction) and $12.5 million to acquire a 0.75% NSR royalty on the Cariboo project held by Barkerville, and $0.9 million on exploration and evaluation assets. Proceeds on the sale of investments generated $49.5 million and short-term investments were reduced by $0.6 million.

During the first nine months of 2016, the Company invested $64.5 million in marketable securities, $50.3 million in royalty interests, including $23.0 million for a royalty on the Cariboo gold project held by Barkerville (an associate), $10.0 million for a royalty on the Hermosa project held by Arizona Mining and $10.0 million for a royalty or stream financing (to be negotiated) on the Horne 5 project held by Falco (an associate) and $7.6 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $12.2 million from the sales of investments and $3.6 million from the sale of royalty interests during the nine months ended September 30, 2016.

Financing Activities

During the third quarter of 2017, cash flows provided by financing activities amounted to $405.2 million compared to cash flows used of $2.8 million in the third quarter of 2016. During the third quarter of 2017, Osisko completed an equity financing with Caisse and Fonds F.T.Q. for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement to fund a portion of the cash consideration and support the acquisition of Orion’s Portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per share. The financing was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $190,000 were incurred for the financing. Osisko also drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility, also to fund a portion of the acquisition price of Orion’s Portfolio. Also during the third quarter of 2017, the Company paid $3.7 million in dividends to its shareholders.

The issuance of common shares (from the exercise of share options and the share purchase plan) generated cash inflows of $1.1 million in the third quarter of 2016 and the Company paid $3.8 million in dividends to its shareholders during the same period.

During the first nine months of 2017, cash inflows from financing amounted to $399.0 million. In addition to the transactions related to the financing of the cash portion of the acquisition price of Orion’s Portfolio described above, the Company paid $11.8 million in dividends to its shareholders and $1.8 million under the Normal Course Issuer Bid. Investments of non-controlling interests in Mines Coulon Inc. increased liquidities by $1.3 million and the exercise of share options and the employee share purchase plan that generated $3.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

During the first nine months of 2016, cash flows provided by financing activities reached $211.1 million and were the results of a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for gross proceeds of $172.6 million. Investments of non-controlling interests also increased liquidities by $3.6 million and the exercise of share options and the shares purchase plan generated $5.0 million. The Company paid $8.9 million in share issue costs and financing fees and $11.2 million in dividends to its shareholders during the same period.

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

			Gross	Net Cash
	No of Shares/	Price	Proceeds	Proceeds
	Units	($)	($000’s)	($000’s)

2017 (as of November 7, 2017)
Bought deal – convertible debentures(i)	n/a	n/a	300,000	289,238
Private placement(ii)	19,272,820	14.27	275,000	261,060
Revolving credit facility(ii)	n/a	n/a	147,323	147,323
Exercise of share options	43,970	14.21	625	625
Exercise of replacement share options(vi)	190,471	11.28	2,148	2,148
Employee share purchase plan	15,426	15.04	232	232
Total	19,522,687		725,328	700,626
2016
Convertible debenture(iii)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(iv)	11,431,000	15.10	172,608	164,543
Exercise of share options	12,335	15.22	188	188
Exercise of replacement share options(vi)	505,756	9.50	4,806	4,806
Employee share purchase plan	21,762	15.27	332	332
Total	11,970,853		227,934	219,094

2015
Issuance of special warrants(v)	10,960,000	18.25	200,020	189,158
Exercise of replacement share options(vi)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(vii)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

Cumulative cash proceeds			1,200,169	1,152,938

(i)

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $289.2 million. The debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

(ii)

On July 31, 2017, Osisko closed a private placement with CDP and Fonds F.T.Q. to fund a portion of the acquisition price of Orion’s Portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per common share plus a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility with the National Bank of Canada and Bank of Montreal.

(iii)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(iv)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(v)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(vi)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(vii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:
(in thousands of dollars, except for amounts per share)

		2017			2016			2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash and cash equivalents	108,902	348,642	423,567	499,249	392,717	424,491	439,009	258,509
Short-term investments	1,447	1,547	2,547	2,100	100	100	100	200
Working capital	113,689	329,927	419,325	494,882	389,074	421,443	438,074	248,945
Total assets	2,320,930	1,438,511	1,421,569	1,416,304	1,399,012	1,354,799	1,312,929	1,081,433
Total long-term debt	193,738	46,236	46,005	45,780	45,552	45,328	45,110	-
Equity	1,931,759	1,218,302	1,218,717	1,214,304	1,200,734	1,162,225	1,127,542	937,239
Revenues	68,179	18,359	17,126	13,709	17,570	15,792	15,606	12,811
Net cash flows from operating activities	1,094	14,082	12,013	12,782	14,978	15,864	9,820	8,358
Net earnings (loss) attributable to Osisko’s shareholders	6,728	11,043	4,076	8,679	17,757	15,737	(60)	4,614
Basic net earnings (loss) per share	0.05	0.10	0.04	0.08	0.17	0.15	-	0.05
Weighted average shares outstanding (000’s)
- Basic	140,605	106,656	106,543	106,612	106,564	106,374	99,093	94,445
- Diluted	140,837	106,771	106,628	106,675	106,757	106,570	99,093	95,698
Share price – TSX - closing(2)	16.10	16.85	14.78	13.09	14.36	16.89	13.87	13.67
Share price – NYSE – closing(3)	12.91	12.22	11.10	9.72	10.94	n/a	n/a	n/a
Warrant price – TSX - closing(4)
OR.WT	2.80	2.75	2.80	2.75	3.42	3.08	1.95	1.89
OR.WT.A	2.45	2.65	2.20	2.25	2.70	3.75	2.00	n/a
Price of gold (average US$)	1,278	1,257	1,219	1,222	1,335	1,260	1,183	1,106
Closing exchange rate(5) (US$/Can$)	1.2480	1.3449	1.3322	1.3427	1.3117	1.3009	1.2971	1.3840

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Daily Rate in 2017 (Bank of Canada Noon Rate in 2016 and 2015).

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture. During the third quarter of 2017, Osisko acquired Orion’s Portfolio for a total acquisition price of $1.1 billion, including $622.4 million paid in cash, net of cash acquired, of which $229.9 million was paid from Osisko’s current cash and cash equivalents. The balance of the cash portion was paid through an equity financing and the credit facility.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Outlook

Osisko’s 2017 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway Diamond, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Richmont Mines. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the SASA mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 were increased following the acquisition of Orion’s Portfolio and are now estimated between 55,300 and 65,700 GEOs (compared to 43,300 and 46,100 GEOs prior to the acquisition of Orion’s Portfolio). The updated estimate includes the impact of the assets acquired from Orion for five months (August to December).

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold, US$18 per ounce of silver and US$116 per carat for diamonds and an exchange rate (US$/C$) of 1.30.

Related Party Transactions

During the three and nine months ended September 30, 2017, amounts of $1,013,000 and $2,910,000 ($1,381,000 and $3,877,000 for the three and nine months ended September 30, 2016, respectively, including $618,000 and $1,711,000 related to capitalized exploration and evaluation activities) were respectively invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $852,000 (including sales taxes) is receivable from associates and included in accounts receivable as at September 30, 2017 ($720,000 as at December 31, 2016).

During the three and nine months ended September 30, 2017, amounts of $44,000 and $391,000 (nil during the three and nine months ended September 30, 2016) were respectively invoiced to Osisko by an associate for professional services and rental of offices, including $30,000 and $355,000 related to capitalized exploration and evaluation activities. As at September 30, 2017, an amount of $6,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities ($186,000 as at December 31, 2016).

During the three and nine months ended September 30, 2017, interest revenues of $190,000 and $558,000 ($179,000 and $239,000 during the three and nine months ended September 30, 2016, respectively) were respectively accounted for with regards to a $10.0 million financing completed in May 2016 with Falco, an associate of Osisko. As at September 30, 2017, interests of $975,000 ($418,000 as at December 31, 2016) are receivable from Falco.

During the nine months ended September 30, 2017, certain directors and officers of Osisko have participated in financings completed by certain associates. Each of these transactions were concluded under the same terms and conditions offered to the other participants.

Please refer to the sections Portfolio of Investments of this MD&A for other material related party transactions with associates.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at September 30, 2017, minimum commitments remaining under these leases were approximately $2,936,000 over the following years ending September 30 (in thousands of dollars):

$

2018	1,127
2019	990
2020	819

2,936

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production			Per Ounce/Carat
	to be Purchased (ounces or %)			Cash Payment (US$)			Term of	Date of Contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement
Amulsar(1),(7)	142,454	694,000		$400	$4		40 years	Nov 25, 2015
Back Forty(7)		75%			$4		Life of mine	Mar 31, 2015
Brucejack offtake(7)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au	Sept. 21, 2015
Brucejack stream(2), (7)	4%			$400	$4		Until delivery of 7,067,000 ounces Au	Sept. 21, 2015
Matilda offtake(7)	55%			Based on quotational period			Until delivery of 300,000 ounces Au	May 18, 2015
Mantos (3), (7)		100%			25% spot		Life of mine	Sept 11, 2015
Renard(4), (7)			9.6%			$50	40 years	Jul 8, 2014
SASA(5), (7)		100%			$5		40 years	Nov 3, 2015
Gibraltar(6)		100%			$2.75		Life of mine	March 3, 2017

(1)

Stream of 4.22% of gold and 62.5% of silver production up to the production maximum. Subject to multiple buy-back options: 50% for US$31.3 million and US$34.4 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be July 1, 2018. 1% inflation price escalation after 2nd anniversary.

(2)

Stream subject to multiple buy-back/buy-down options: December 31, 2018 buy-back for US$119 million or buy-down for US$75 million + 1.5% ongoing stream; December 31, 2019 buy-back for US$136 million or buy-down for US$75 million + 2% ongoing stream. If buy-back/buy-down not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(3)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(4)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods.
(5)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(6)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

(7)	Acquired through the acquisition of Orion’s Portfolio.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Outstanding Share Data

As of November 7, 2017, 157,024,383 common shares were issued and outstanding. A total of 3,547,123 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec is also outstanding, which entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture.

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures of $300 million. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

A put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company, allows them to convert their shares of Mines Coulon Inc. on November 20, 2017 (originally October 20, 2017 or before under certain conditions) for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of Osisko based on the fair market value of the Osisko’s common shares at the time of conversion.

Subsequent Events to September 30, 2017

Bought deal of convertible senior unsecured debentures

As described in this MD&A, Osisko closed on November 3, 2017 a bought deal offering of $300 million convertible senior unsecured debentures for net proceeds of $289.2 million with a syndicate of underwriters.

Dividends

On November 7, 2017, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017.

Board of Directors

On July 31, 2017, Mr. Oskar Lewnowski, Orion’s Chief Investment Officer, was nominated to Osisko’s board of directors. Mr. Lewnowski is the founder of Orion and has more than 20 years of experience in mine financing, metals trading, and mergers and acquisitions.

As part of the investment agreement between la Caisse and Osisko, la Caisse has the right to nominate a director to Osisko’s board of directors. On September 18, 2017, Mr. Pierre Chenard was appointed to the Board of Directors of Osisko. Since 2011, Mr. Chenard has been the Vice President, Business Development and General Counsel, Aluminium at Rio Tinto Aluminum.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the SEC before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws, the CEO and CFO have evaluated whether there were changes to the DCP during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Basis of Presentation of Consolidated Financial Statements

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty, stream and other interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income and the new accounting policies described below. Certain comparative figures have been reclassified to conform to the presentation adopted in the current year for the depletion of royalty, stream and other interests. The Board of Directors approved the interim condensed consolidated financial statements on November 7, 2017.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2016 (except for the new accounting policies described below) and filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

New significant accounting policies

Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. In relation with the business combination closed on July 31, 2017 (Note 3), the Company acquired two significant wholly-owned subsidiaries for which the functional currency is the U.S. dollar: Osisko USA Royalty Company, LLC (Delaware) and Osisko Bermuda Limited (Bermuda). Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustments in other comprehensive income (loss).

Inventories

Inventories are mainly comprised of gold and silver bullions and diamonds in saleable form that have not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

Financial instruments

Derivatives

Derivatives, other than warrants held in mining exploration, development and royalty companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Cash flow hedges

The Company has elected to apply the hedge accounting requirements of IFRS 9, Financial Instruments and to designate certain derivatives as cash flow hedges thereunder. The Company documents at the inception of the hedging transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at the inception of a hedge relationship and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in the cash flows of hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income (loss) and accumulated in equity under accumulated other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognised immediately in the consolidated statement of income within other gains, net.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires, is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2016 filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Financial Instruments

Foreign exchange risk

The Company holds balances in cash and cash equivalents denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange. In addition, the Company, in connection with the business combination (Note 3), has entered in June 2017 into foreign exchange forward contracts to mitigate its exposure to foreign currency risks as the Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed pre-determined amount of US$500.6 million. The Company entered into foreign exchange forward contracts to buy US$204.0 million at a weighted average rate of 1.3480 US$/CA$ and designated these contracts as cash flow hedges. These contracts were settled on July 31, 2017 (acquisition date of the business combination). The amount of ineffectiveness recorded in the consolidated statement of income is insignificant.

The balance of the cash portion of the acquisition price to be paid in U.S. dollars (approximately US$296.6 million) was paid from current cash and cash equivalent balances denominated in U.S. dollars and the available revolving credit facility. The current cash and cash equivalents balances denominated in U.S. dollars held by entities having the Canadian dollar as their functional currency (US$23.810.4 million as at September 30, 2017) are not part of any hedging relationship and, therefore, foreign exchange gains and losses on these balances continue to be presented in the consolidated statement of income.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2016 and in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017, both filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per basic share as they do not reflect the operating performance of the Company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
(in thousands of dollars, except per share amounts)

Net earnings attributable to Osisko’s shareholders	6,728	17,757	21,847	33,433

Adjustments:
Foreign exchange loss (gain)	7,920	(1,906)	15,448	11,170
Unrealized gain on investments	(14,714)	(9,992)	(31,336)	(29,542)
Share of loss (income) of associates	(329)	1,334	2,632	3,730
Loss (gain) on disposal of exploration and evaluation assets	-	-	(20)	312
Deferred income tax expense	559	4,854	4,303	8,156
Transaction costs – acquisition of Orion’s Portfolio	7,805	-	8,870	-

Adjusted earnings	7,969	12,047	21,744	27,259

Weighted average number of common shares outstanding (000’s)	140,605	106,564	118,059	104,019

Adjusted earnings per basic share	0.06	0.11	0.18	0.26

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, pleas e refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

November 7, 2017

Osisko Gold Royalties	Management’s Discussion and Analysis
2017 – Third Quarter Report

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 292-8822
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
Victor H. Bradley	Elif Lévesque, Vice President, Finance and Chief
John Burzynski	Financial Officer
Pierre Chenard	Joseph de la Plante, Vice President, Corporate Development
Christopher C. Curfman	André Le Bel, Vice President, Legal Affairs and
André Gaumond	Corporate Secretary
Pierre Labbé	Vincent Metcalfe, Vice President, Investor Relations
Oskar Lewnowski	Frédéric Ruel, Vice President and Corporate Controller
Charles E. Page
Jacques Perron

Qualified Person (as defined by NI 43-101)
Luc Lessard

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
- Convertible debentures:	OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange
- Common shares: OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: AST Trust Company (Canada)
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP